Exhibit 99.1

May 27, 2022

Dear Shareholder:

You are cordially invited to attend an extraordinary general meeting of shareholders of UTStarcom Holdings Corp., a Cayman Islands exempted company (the “Company”), to be held at the Company’s offices located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China, 310053, on Tuesday, June 28, 2022 at 10:00 a.m., China time. Enclosed are a notice of extraordinary meeting of shareholders, a proxy statement describing the business to be transacted at the meeting and a proxy card for use in voting at the meeting.

At the extraordinary meeting, you will be asked to consider and vote upon a proposal to approve and authorize a reverse share split of the Company’s issued and outstanding Ordinary Shares at a whole number ratio of one-for-four and in connection with the reverse share split, the further amendment and restatement of our Second Amended and Restated Memorandum and Articles of Association. This matter is described in further detail in the notice of extraordinary meeting of shareholders and proxy statement accompanying this letter.

Please take this opportunity to participate in the affairs of the Company by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY AND VOTING INSTRUCTIONS OVER THE INTERNET, OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

We look forward to seeing you at the meeting.

Sincerely, /s/ Hua Li Hua Li Chief Executive Officer

UTSTARCOM HOLDINGS CORP.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS

to be held June 28, 2022

To our Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) of UTStarcom Holdings Corp. (the “Company”) will be held on Tuesday, June 28, 2022 at 10:00 a.m., China time, at the Company’s offices located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China, 310053, to vote upon the following proposals:

•

Proposal No. 1: Conditional upon Proposal No. 2 below being duly passed, as an ordinary resolution, in accordance with Article 49 of the Company’s Second Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 250,000,000 Ordinary Shares of US$0.00375 par value each into 62,500,000 Ordinary Shares of US$0.015 par value each, such that:

(i)

the authorized share capital of the Company is amended to US$943,750 divided into 62,500,000 Ordinary Shares of a par value of US$0.015 each and 5,000,000 Preference Shares of a par value of US$0.00125 each;

(ii)

each existing issued 4 Ordinary Shares of US$0.00375 par value each be consolidated into 1 Ordinary Share of US$0.015 par value each and the register of members of the Company be updated accordingly; and

(iii)

any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company’s Second Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting.

The consolidation detailed in this Proposal No. 1 shall be collectively referred to herein as the “Reverse Share Split.”

•

Proposal No. 2: Conditional upon Proposal No. 1 above being duly passed, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association attached hereto as Appendix A (the “Amendment”).

•

Proposal No. 3: As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. Only shareholders of record at the close of business on May 25, 2022 are entitled to notice of, and to vote at, the Extraordinary Meeting.

All shareholders are cordially invited to attend the Extraordinary Meeting in person. However, to assure your representation at the Extraordinary Meeting, you are urged to submit your proxy and voting instructions over the Internet, or complete, sign, date and return the enclosed proxy card as promptly as possible in the postage-paid envelope enclosed for that purpose. Any shareholder of record attending the Extraordinary Meeting may vote in person even if he or she returned a proxy.

By Order of the Board of Directors /s/ Hua Li Hua Li Chief Executive Officer

Hangzhou, China

May 27, 2022

YOUR VOTE IS IMPORTANT

To assure your representation at the Extraordinary Meeting, you are asked to submit your proxy and voting instructions over the Internet, or complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed postage-paid envelope, which requires no postage if mailed in the United States.

UTSTARCOM HOLDINGS CORP.

PROXY STATEMENT

INFORMATION ABOUT THE PROXY STATEMENT AND

VOTING AT THE EXTRAORDINARY MEETING

The Board of Directors (the “Board” or “Board of Directors”) of UTStarcom Holdings Corp. (the “Company” or “UTStarcom”) is providing this proxy statement (the “Proxy Statement”) prepared in connection with the Company’s extraordinary general meeting of shareholders, which will be held on Tuesday, June 28, 2022 at 10:00 a.m., China time (the “Extraordinary Meeting”), at the Company’s offices located at 4th Floor, South Wing, 368 Liuhe Road, Binjiang District, Hangzhou, P.R. China, 310053. The Company’s telephone number at that location is +86 (571)8192-8888. As a shareholder, you are invited to attend the Extraordinary Meeting and are asked to vote on the proposals described in this Proxy Statement. Remote participants will be able to attend the Extraordinary Meeting at: 1-877-270-2148 (toll free from US), 1-412-902-6510 (International Dial in), 10-800-712-2304 (China North toll free), 10-800-120-2304 (China South toll free), 4001-206113 (China 400 number).

Only shareholders of record at the close of business on May 25, 2022 (the “Record Date”) are entitled to notice of, and to vote at, the Extraordinary Meeting. As of the Record Date, around 36,138,098 ordinary shares of the Company, par value $0.00375 per share (“Ordinary Shares”), were issued and outstanding. No preference shares of the Company, par value $0.00125 per share, were issued and outstanding. The register of members of the Company will not be closed between the Record Date and the date of the Extraordinary Meeting.

These proxy solicitation materials were mailed on or about May 27, 2022 to all shareholders entitled to vote at the Extraordinary Meeting.

Q:	What is the purpose of the Extraordinary Meeting?

A:	To vote on the following proposals:

•

Proposal No. 1: Conditional upon Proposal No. 2 below being duly passed, as an ordinary resolution, in accordance with Article 49 of the Company’s Second Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 250,000,000 Ordinary Shares of US$0.00375 par value each into 62,500,000 Ordinary Shares of US$0.015 par value each, such that:

(i)

the authorized share capital of the Company is amended to US$943,750 divided into 62,500,000 Ordinary Shares of a par value of US$0.015 each and 5,000,000 Preference Shares of a par value of US$0.00125 each;

(ii)

each existing issued 4 Ordinary Shares of US$0.00375 par value each be consolidated into 1 Ordinary Share of US$0.015 par value each and the register of members of the Company be updated accordingly; and

(iii)

any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company’s Second Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting.

The consolidation detailed in this Proposal No. 1 shall be collectively referred to herein as the “Reverse Share Split.”

Proposal No. 2: Conditional upon Proposal No. 1 above being duly passed, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association attached hereto as Appendix A (the “Amendment”).

•

Proposal No. 3: As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting.

Q:	What are the Board of Directors’ recommendations?

A:

The Board recommends that you vote your shares “FOR” the proposal to approve the Reverse Share Split; “FOR” the proposal to approve the Amendment; and “FOR” the proposal to adjourn the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and the Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting.

Q:	Who is entitled to vote at the Extraordinary Meeting?

A:	Shareholders Entitled to Vote. Shareholders who our records show owned Ordinary Shares as of the close of business on the Record Date (May 25, 2022) may vote at the Extraordinary Meeting.

Registered Shareholders. If your shares are registered directly in your name with UTStarcom’s transfer agent, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being provided to you directly by UTStarcom. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card, or to vote in person at the Extraordinary Meeting.

Street Name Shareholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” These proxy materials are being forwarded to you by your broker, bank or other nominee, who is considered, with respect to those shares, the record holder. As the beneficial owner, you have the right to direct your broker, bank or other nominee how to vote, and you are also invited to attend the Extraordinary Meeting. However, since you are not the record holder, you may not vote these shares in person at the Extraordinary Meeting unless you follow your broker, bank or other nominee’s procedures for obtaining a legal proxy. Your broker, bank or other nominee has provided a voting instruction card for you to use.

Q:	How many votes do I have?

A:	On each proposal to be voted upon, you have one vote for each Ordinary Share you own as of the Record Date.

Q:	How can I vote my shares in person at the Extraordinary Meeting?

A:

Shares held in your name as the shareholder of record may be voted by you in person at the Extraordinary Meeting. Shares held beneficially in street name may be voted by you in person at the Extraordinary Meeting only if you obtain a legal proxy from the broker, bank or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Extraordinary Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the Extraordinary Meeting?

A:

Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Extraordinary Meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, bank or other nominee. For directions on how to vote, please refer to the instructions below and those included on your proxy card or, for shares held beneficially in street name, the voting instruction card provided by your broker, bank or other nominee.

By Internet: Shareholders of record with Internet access may submit proxies by following the “Vote by Internet” instructions on their proxy cards. Most shareholders who hold shares beneficially in street name may vote by accessing the website specified on the voting instruction cards provided by their brokers, banks or other nominees. Please check the voting instruction card for Internet voting availability.

By Mail: Shareholders of record may submit proxies by completing, signing and dating their proxy cards and mailing them in the accompanying pre-addressed envelopes. Proxies submitted by mail must be received by the time of the Extraordinary Meeting in order for your shares to be voted. Shareholders who hold shares beneficially in street name may vote by mail by completing, signing and dating the voting instruction cards provided by their brokers, banks or other nominees and mailing them in the accompanying pre-addressed envelopes.

By Phone: Shareholders who hold shares beneficially in street name may vote by accessing Phone specified on the voting instruction cards provided by their brokers, banks or other nominees. Please check the voting instruction card for Phone voting availability.

Q:	Can I change my vote?

A:

For shares that you hold of record, you may change your proxy at any time prior to the proxy being used at the Extraordinary Meeting by (i) delivering to the proxy agent of the Company at Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036, Attention: Teresa Huang, a written notice of revocation or a duly executed proxy bearing a later date, or (ii) attending the Extraordinary Meeting and voting in person. The mere presence at the Extraordinary Meeting of a shareholder who has appointed a proxy will not revoke the prior appointment. If not revoked, the proxy will be voted at the Extraordinary Meeting in accordance with the instructions indicated on the proxy card, or if no instructions are indicated, will be voted “FOR” Proposal No. 1, Proposal No. 2 and Proposal No. 3 and, as to any other matter that may properly be brought before the Extraordinary Meeting, in accordance with the judgment of the proxy holders. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank or other nominee following the instruction they provided or, if you have obtained a legal proxy from your broker, bank or other nominee giving you the right to vote your shares, by attending the Extraordinary Meeting and voting in person.

Q:	How many shares must be present or represented to conduct business at the Extraordinary Meeting?

A:

The quorum requirement for holding the Extraordinary Meeting and transacting business is that holders of not less than a majority of all voting share capital of the Company, as of the Record Date, must be present in person or represented by proxy at the Extraordinary Meeting. Both abstentions and broker non-votes (described below) are counted for the purpose of determining the presence of a quorum but will not count as votes cast at the Extraordinary Meeting.

Q:	What are the voting requirements to approve the resolutions?

A:

The resolution to approve the Reverse Share Split requires the approval of an ordinary resolution, being the affirmative vote of not less than a majority of the votes cast by such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting.

The resolution to approve the Amendment requires the approval of a special resolution approved by not less than two-thirds of votes cast, meaning that the number of shares entitled to vote on the proposal and represented in person or by proxy at the Extraordinary Meeting casting their vote “FOR” the proposal must equal or exceed two-thirds of all votes cast at the Extraordinary Meeting with respect to this resolution.

The approval of the Reverse Share Split and Amendment are each cross-conditional on the other being approved by the shareholders at the Extraordinary Meeting.

The resolution to adjourn the extraordinary general meeting, if necessary, in order to further solicit proxies if there are not sufficient votes at the time of the extraordinary general meeting to approve and authorize the Reverse Share Split and Amendment, requires the approval of an ordinary resolution, being the affirmative vote of not less than a majority of the votes cast by such registered shareholders of the Company as, being entitled to do so, vote in person or by proxy at the extraordinary general meeting.

Q:	How are votes counted?

A:	For the proposals set forth in this proxy statement, you may vote “FOR”, “AGAINST” or “ABSTAIN”. If you elect to “ABSTAIN,” your vote will not be counted.

If you provide specific instructions with regard to certain proposals, your shares will be voted as you instruct on such proposals.

Q:	What is the effect of broker non-votes?

A:

If you hold shares beneficially in street name and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute “broker non-votes.” Generally, a broker, bank or other nominee is entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owners on that matter. Brokers, banks and other nominees may not vote on the proposals set forth in this proxy statement, without instructions from beneficial owners and, therefore, broker non-votes will not be counted as “votes” for the purpose of calculating whether a resolution has been passed or not and will not affect the outcome of that proposal.

Q:	Who will serve as inspector of elections at the Extraordinary Meeting?

A:	The inspector of elections will be Mr. Charles Garske, Senior Managing Director of Okapi Partners LLC who acts as our proxy agent.

Q:	Who will bear the cost of soliciting votes for the Extraordinary Meeting?

A:

This solicitation is made by the Company and all costs associated with soliciting proxies will be borne by the Company. The Company has retained Okapi Partners LLC to assist with the solicitation. In addition, the Company will reimburse brokerage firms, banks and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may be solicited by certain of the Company’s directors, officers and regular employees personally or by telephone, facsimile or electronic mail. No additional compensation will be paid to these persons for such services.

Q:	What if I have questions about lost share certificates or need to change my mailing address?

A:

You may contact the Company‘s transfer agent, Computershare Trust Company, N.A., by telephone at +1 781-575-2879 or by going to the Computershare website at http://www-us.computershare.com/investor/#home and clicking the “Contact Us” tab at the bottom of the page if you have lost your share certificate or need to change your mailing address.

Q:	Must I surrender share certificates?

A:

Surrender of certificates is required for our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Reverse Share Split as of the Effective Date, no matter the old certificates are surrendered or not. New certificates will not be mailed to shareholders.

PROPOSALS TO BE CONSIDERED AT THE EXTRAORDINARY GENERAL MEETING

At the meeting, you will be asked to consider and vote upon the following proposals:

•

Proposal No. 1: Conditional upon Proposal No. 2 below being duly passed, as an ordinary resolution, in accordance with Article 49 of the Company’s Second Amended and Restated Memorandum and Articles of Association, that the authorized share capital of the Company be amended by the consolidation of the existing 250,000,000 Ordinary Shares of US$0.00375 par value each into 62,500,000 Ordinary Shares of US$0.015 par value each, such that:

(i)

the authorized share capital of the Company is amended to US$943,750 divided into 62,500,000 Ordinary Shares of a par value of US$0.015 each and 5,000,000 Preference Shares of a par value of US$0.00125 each;

(ii)

each existing issued 4 Ordinary Shares of US$0.00375 par value each be consolidated into 1 Ordinary Share of US$0.015 par value each and the register of members of the Company be updated accordingly; and

(iii)

any fractions of a share that result from the consolidation described above be automatically repurchased by the Company at the Market Price (as defined in the Company’s Second Amended and Restated Articles of Association) of such fractions on the date of this Extraordinary Meeting.

The consolidation detailed in this Proposal No. 1 shall be collectively referred to herein as the “Reverse Share Split”.

•

Proposal No. 2: Conditional upon Proposal No. 1 above being duly passed, as a special resolution, that the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association attached hereto as Appendix A (the “Amendment”).

•

Proposal No. 3: As an ordinary resolution, that the extraordinary general meeting be adjourned, if necessary or appropriate, to solicit additional proxies in favor of the approval and authorization of the Reverse Share Split and Amendment in the event that there are insufficient proxies received to pass the ordinary and special resolutions during the extraordinary general meeting.

General

Our Board of Directors has unanimously adopted a resolution approving, declaring advisable and recommending to the shareholders for their approval proposals to approve the Reverse Share Split and the Amendment. Approval of the Reverse Share Split and Amendment, without further action by the shareholders, will effect the Reverse Share Split and Amendment as of the date shareholder approval is obtained (the “Effective Date”). Except for any changes as a result of the treatment of fractional shares, each shareholder will hold the same percentage of Ordinary Shares outstanding immediately after the Reverse Share Split as such shareholder held immediately prior to the Reverse Share Split.

Further, in consideration of the possibility that there are insufficient proxies received to approve the Reverse Share Split and Amendment described above at the extraordinary general meeting, the shareholders are being asked to approve the adjournment of the extraordinary general meeting, if necessary or appropriate, to solicit additional proxies.

Rationale for a Reverse Share Split

The Company’s Ordinary Shares trade on the NASDAQ Global Select Market under the symbol “UTSI”, which we believe helps support and maintain stock liquidity and company recognition for our shareholders and makes our Ordinary Shares more attractive to a broader range of institutional and other investors. Companies listed on the NASDAQ Global Select Market, however, are subject to various rules and requirements imposed by NASDAQ which must be satisfied in order to continue having their shares listed on the exchange. One of these requirements, set forth in NASDAQ Listing Rule 5550(a)(2) requires that the closing bid price of the shares of listed companies be at least $1.00 per share. Under NASDAQ Listing Rule 5810(c)(3)(A), a company will fail to meet the minimum bid price requirement if the deficiency continues for a period of 30 consecutive business days.

On January 24, 2022, the Company received a written notification from the NASDAQ Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until July 25, 2022, to regain compliance. To regain compliance, the closing bid price of the Company’s Ordinary Shares must be at least $1.00 per share for a minimum of ten consecutive business days during the stated 180-day period. If the Company is unable to regain compliance in the initial 180-day period, it may transfer to the NASDAQ Capital Market, subject to meeting other requirements for listing on the NASDAQ Capital Market, and will be afforded an additional 180-day compliance period. After this second 180-day compliance period, the Company may be delisted if it is unable to regain compliance with the minimum bid price requirement. Our Board believes that effecting a reverse share split may be an effective means of maintaining compliance with the minimum bid price requirement and reduce the risk of delisting from NASDAQ as a result of noncompliance with NASDAQ Listing Rule 5550(a)(2). If a delisting from the NASDAQ Global Select Market were to occur, the Ordinary Shares would then likely trade on alternative markets, such as the OTC Bulletin Board or in the “pink sheets”, which are generally considered to be less efficient than, and not as widely followed as, the NASDAQ Global Select Market.

Potential Advantages from the Reverse Share Split

We believe that having our Ordinary Shares delisted from the NASDAQ Global Select Market would be undesirable for our shareholders and potentially bad for our business. Among other things, being delisted could reduce the liquidity of our Ordinary Shares. We also deem valuable our ticker symbol, which is easily recognized as “UTSI” and which we could lose if we were delisted by the NASDAQ Global Select Market. Also, being listed on the NASDAQ Global Select Market carries with it certain prestige and we feel it improves the recognition of our company.

While no assurances can be given, our Board believes that the Reverse Share Split would result in an increase in the company’s price per share, and thereby help the company meet the $1.00 per share minimum bid price requirement. While the company’s share price could trade above $1.00 on its own accord until July 25th, our Board believes that it is in the company’s best interests and in the interests of our shareholders to seek approval of the Reverse Share Split, so that we can maintain compliance even if the Company’s share trading price does not consistently remain above $1.00 per share.

We believe that the Reverse Share Split could enhance the appeal of our Ordinary Shares to the financial community, including institutional investors, and the general investing public. We believe that a number of institutional investors and investment funds are reluctant to invest in lower priced securities and that brokerage firms may be reluctant to recommend lower priced stock to their clients, which may be due in part to a perception that lower-priced securities are less promising as investments, are less liquid in the event that an investor wishes to sell his, her or its shares, or are less likely to be followed by institutional securities research firms. We believe that the reduction in the number of issued and outstanding shares of our Ordinary Shares caused by the Reverse Share Split, together with the anticipated increased stock price immediately following and resulting from the Reverse Share Split, may encourage further interest and trading in our Ordinary Shares and thus possibly promote greater liquidity for our shareholder, thereby resulting in a broader market for our Ordinary Shares than that which currently exists.

Certain Risk Factors Associated with the Reverse Share Split

•	We cannot assure you that the Reverse Share Split will result in the intended benefit described above.

•

There can be no assurance that the market price per share of our Ordinary Shares after the Reverse Share Split will increase in proportion to the reduction in the number of shares of our Ordinary Shares outstanding before the Reverse Share Split. The market price of our Ordinary Shares will also be based on performance and other factors unrelated to the number of shares outstanding. Accordingly, the total market capitalization of our Ordinary Shares after the Reverse Share Split may be lower than the total market capitalization before the Reverse Share Split.

•	If the Reverse Share Split is effected and the market price of our Ordinary Shares declines, the percentage decline may be greater than would occur in the absence of a reverse share split.

•	The liquidity of our Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Share Split.

•

We cannot assure you that the Reverse Share Split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a results, the trading liquidity of our Ordinary Shares may not necessarily improve.

Impact of the Proposed Reverse Share Split if Approved

If approved, the Reverse Share Split will take effect simultaneously and in the same ratio for all outstanding shares of our Ordinary Shares. The Reverse Share Split will affect all holders of our Ordinary Shares uniformly and will not affect any shareholder’s percentage ownership interest in us, except to the extent that the Reverse Share Split would result in any holder of our Ordinary Shares receiving cash in lieu of fractional shares. As described below, holders of our Ordinary Shares otherwise entitled to fractional shares as a result of the Reverse Share Split will receive a cash payment in lieu of such fractional shares. These cash payments will reduce the number of post-Reverse Share Split holders of our Ordinary Shares to the extent there are shareholders who would otherwise receive less than one Ordinary Share after the Reverse Share Split. In addition, the Reverse Share Split will not affect any shareholder’s proportionate voting power (subject to the treatment of fractional shares).

The principal effects of the Reverse Share Split will be that:

•	each four Ordinary Shares (or whole number of shares within that range) owned by a shareholder will be combined into one Ordinary Share;

•	the number of Ordinary Shares issued and outstanding will be reduced from approximately 36,138,098 shares to approximately 9,034,524 shares;

•	the nominal or par value of each Ordinary Share shall be increased from $0.00375 to $0.015;

•

proportionate adjustments will be made to the per-share exercise price and the number of shares issuable upon the exercise of outstanding stock options, as well as to the number of shares that would be owned upon vesting of restricted stock awards and restricted stock units, which will result in approximately the same aggregate price that would have been required to be paid upon exercise of such options, as well as the same number of shares that would have been owned upon vesting of such restricted stock awards or units, immediately preceding the Reverse Share Split; and

•

the aggregate number of shares issuable pursuant to stock options, restricted stock units or other awards made under each of our existing incentive compensation plans will be reduced proportionately based upon the one-for-four ratio of the Reverse Share Split.

In addition, if approved, the Reverse Share Split may result in some shareholders owning “odd lots” of less than 100 Ordinary Shares. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares. Our Board believes, however, that these potential effects are substantially outweighed by the benefits of the Reverse Share Split. In conjunction with the Reverse Share Split, the number of our authorized shares of Ordinary Shares will be decreased in the same one-to-four ratio as the Reverse Share Split resulting in a decrease from 250,000,000 to 62,500,000 authorized Ordinary Shares.

Effective Date

Except as explained below with respect to fractional shares, on the Effective Date, each four Ordinary Shares issued and outstanding immediately prior thereto will be combined, automatically and without any action on the part of the shareholders, into one Ordinary Share.

After the Effective Date, our Ordinary Shares will have a new CUSIP number, the number used to identify our equity securities, and stock certificates with the former identification numbers will need to be exchanged for stock certificates with the new numbers by following the procedures described below.

After the Effective Date, we will continue to be subject to periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended, as such rules apply to foreign private issuers. Our Ordinary Shares will continue to be reported on the NASDAQ Global Select Market under the symbol “UTSI”.

Fractional Shares

Shareholders will not receive fractional shares in connection with the Reverse Share Split. In lieu of issuing fractional shares, we will pay each holder of Ordinary Shares who would otherwise have been entitled to a fraction of a share a cash payment in an amount determined by multiplying (i) the number of Ordinary Shares that would otherwise have been exchanged by such shareholder for the fractional share interest by (ii) the closing price of Ordinary Shares on the last full trading day prior to the Effective Date as officially reported by the NASDAQ Global Select Market. No transaction costs will be assessed. In addition, shareholders will not be entitled to receive interest for the period of time between the Effective Date and the date a shareholder receives payment for the cashed-out shares. The payment amount will be paid to the shareholder in the form of a check in accordance with the procedures outlined below.

After the Reverse Share Split, a shareholder will have no further interest in us with respect to their cashed-out shares. A person otherwise entitled to a fractional interest will not have any voting, dividend or other rights except to receive payment as described above.

If a shareholder does not hold sufficient Ordinary Shares to receive at least one share in the Reverse Share Split and wants to continue to hold our Ordinary Shares after the Reverse Share Split, a shareholder may do so by taking either of the following actions far enough in advance so that it is completed by the Effective Date:

1)

purchase a sufficient number of Ordinary Shares so that the shareholder holds at least a number of Ordinary Shares in the shareholder’s account prior to the Reverse Share Split that would entitle the shareholder to receive at least one Ordinary Share on a post-Reverse Share Split basis; or

2)

if applicable, consolidate the shareholder’s accounts so that the shareholder holds at least a number of Ordinary Shares in one account prior to the Reverse Share Split that would entitle the shareholder to receive at least one Ordinary Share on a post-Reverse Share Split basis. Shares held in registered form (that is, by the shareholder in the shareholder’s name in our stock records maintained by our transfer agent) and shares held in “street name” (that is, shares held by a shareholder through a bank, broker or other nominee), for the same investor will be considered held in separate accounts and will not be aggregated when effecting the Reverse Share Split.

Effect on Beneficial Holders of Ordinary Shares

Upon the Reverse Share Split, we intend to treat shares held by shareholders in “street name” (i.e., through a bank, broker or other nominee) in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Share Split for their beneficial holders holding our Ordinary Shares. However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the Reverse Share Split and making payment for fractional shares. If a shareholder holds Ordinary Shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Effect on Registered Book-Entry Holders of Ordinary Shares

Certain of our registered holders of Ordinary Shares may hold some or all of their shares electronically in book-entry form with our transfer agent. These shareholders do not have share certificates evidencing their ownership of our Ordinary Shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts.

If a shareholder holds registered shares in book-entry form with our transfer agent, such shares held in book-entry form shall be automatically converted into the number of whole Ordinary Shares to which they are entitled as a result of the Reverse Share Split as of the Effective Date. If a shareholder holds both registered shares in book-entry form and certificated shares, neither the shares held in book-entry form nor the shares held in certificate form will automatically convert, and such shareholder will need to complete a letter of transmittal as detailed below in “Effect on Certificated Shares.” If a shareholder is entitled to a payment in lieu of any fractional share interest, a check will be mailed to the shareholder’s registered address as soon as practicable after the Effective Date by our transfer agent.

Effect on Certificated Shares

Shareholders holding Ordinary Shares in certificate form will be sent a letter of transmittal by our transfer agent as soon as practicable after the Effective Date. The letter of transmittal will contain instructions on how a shareholder should surrender his or her certificate(s) representing Ordinary Shares to our transfer agent. If a shareholder is entitled to a payment in lieu of any fractional share interest, such payment will be made as described above under “Fractional Shares.”

Effect on Shareholders Holding Certificated Shares and Shares in Book-Entry Form

If a shareholder holds both registered shares in book-entry form and Ordinary Shares in certificate form, shares held in book-entry form will not automatically convert into post-Reverse Share Split Ordinary Shares. Such shareholders will be required to complete and return to our transfer agent a letter of transmittal as described above under “Effect on Certificated Shares.”

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Rationale for the Amendment

The Company’s Second Amended and Restated Memorandum and Articles of Association currently do not account for the treatment of fractional shares. If the Reverse Share Split is approved and effected, fractional shares will result from the consolidation and be repurchased by the Company as described above under “Fractional Shares”. Therefore, we have proposed an amendment and restatement of the Second Amended and Restated Memorandum and Articles of Association to permit, should the Reverse Share Split be approved, for the automatic repurchase of fractional shares and to reflect the amendment of the Company’s share capital. The Amendment also amends the Second Amended and Restated Memorandum and Articles of Association to permit for the use of telephonic proxies in future member meetings and to update the ability of the Company and its shareholders to use electronic communications.

Accounting Matters

The Reverse Share Split will result in an increase in the par value of an Ordinary Share. As a result, as of the Effective Date, the stated capital attributable to Ordinary Shares on our balance sheet will remain as it was prior to the Reverse Share Split.

No Dissenters’ Rights

As the matters to be voted upon at the Extraordinary Meeting do not include a statutory merger involving the Company, our shareholders do not have dissenters’ rights in connection with the matters to be voted upon at the Extraordinary Meeting under Cayman Islands law.

Required Vote

Proposal No. 1 and No. 3 shall be approved by ordinary resolutions approved by a simple majority of the votes cast, meaning that the number of shares entitled to vote on the proposal and represented in person or by proxy at the Extraordinary Meeting casting their vote “FOR” the proposal must exceed the number of votes cast “AGAINST” the proposal.

Proposal No. 2 shall be approved by a special resolution approved by not less than two-thirds of votes cast, meaning that the number of shares entitled to vote on the proposal and represented in person or by proxy at the Extraordinary Meeting casting their vote “FOR” the proposal must equal or exceed two-thirds of all votes cast at the Extraordinary Meeting.

THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS VOTING

“FOR” EACH OF THE THREE PROPOSALS DETAILED ABOVE

OTHER MATTERS

To the knowledge of the Company, no action is to be taken on any matter not specifically referred to in this Proxy Statement at the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board may recommend.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Hua Li Hua Li Chief Executive Officer Dated: May 27, 2022

Appendix A

Third Amended and Restated Memorandum

and Articles of Association

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

UTSTARCOM HOLDINGS CORP.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON JUNE 28, 2022)

1. The name of the Company is UTStarcom Holdings Corp.

2. The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4. The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5. The authorised share capital of the Company is US$943,750 divided into 62,500,000 Ordinary Shares of a nominal or par value of US$0.015 each and 5,000,000 Preference Shares of a nominal or par value of US$0.00125 each with the power for the Company, insofar as is permitted by Statute, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Law and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6. The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7. Capitalized terms that are not defined in this Third Amended and Restated Memorandum of Association bear the same meaning as those given in the Third Amended and Restated Articles of Association of the Company adopted by Special Resolution passed on June 28, 2022.

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

UTSTARCOM HOLDINGS CORP.

(ADOPTED BY SPECIAL RESOLUTION PASSED ON JUNE 28, 2022)

INTERPRETATION

1. In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

“Affiliate” (i) in the case of a natural person, such person’s parents, parents-in-law, spouse, children or grandchildren, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by such person or any of the foregoing, (ii) in the case of an entity, a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, share having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles” the Third Amended and Restated Articles of Association of the Company adopted by Special Resolution on June 28, 2022, as from time to time altered or added to in accordance with the Statute and these Articles;

“Business Day” a day, excluding Saturdays or Sundays, on which banks in Beijing, China and New York, U.S.A. are open for general banking business throughout their normal business hours;

“Commission” Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Company” UTStarcom Holdings Corp., a Cayman Islands company limited by shares;

“Company’s Website” the website of the Company, the address or domain name of which has been notified to Members;

“Designated Stock Exchange” the NASDAQ Stock Market or any other stock exchange or automated quotation system on which the Company’s securities are then traded;

“Directors” and “Board of Directors” and “Board” the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

“electronic” the meaning given to it in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic record” the meaning given to it in the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

“electronic communication” electronic transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than a majority vote of the Board;

“Exchange Act” the United States Securities Exchange Act of 1934, as amended;

“in writing” includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

“Market Price” for any given day, the price quoted in respect of the Ordinary Shares on the Designated Stock Exchange as of the close of trading on the previous trading day;

“Member” a person whose name is entered in the Register of Members as the holder of a share or shares;

“Memorandum of Association” the Third Amended and Restated Memorandum of Association of the Company adopted by Special Resolution on June 28, 2022, as amended and restated from time to time;

“month” calendar month;

“Ordinary Resolution” a resolution passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person or, in the case of any Member being an organization, by its duly authorised representative or, where proxies are allowed, by proxy at a general meeting of the Company;

“Ordinary Shares” an Ordinary Share in the capital of the Company of US$0.015 nominal or par value designated as Ordinary Shares, and having the rights provided for in these Articles;

“paid up” paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

“Preference Shares” shares in the capital of the Company of US$0.00125 nominal or par value designated as Preference Shares, and having the rights provided for in these Articles;

“Register of Members” the register maintained by the Company in accordance with section 40 of the Statute or any modification or re-enactment thereof for the time being in force;

“Seal” the common seal of the Company including any facsimile thereof;

“Securities Act” the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“share” any share in the capital of the Company, including the Ordinary Shares and shares of other classes;

“signed” includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution” a resolution shall be a special resolution when it has been passed by (i) not less than two-thirds of votes cast by such Members as, being entitled to do so, vote in person or, in the case of such Members as are corporations, by their duly authorised representative or, whether proxies are allowed, by proxy at a general meeting of which not less than ten (10) days’ notice, specifying the intention to propose the resolution as a special resolution, has been duly given, or (ii) a unanimous written resolution;

“Statute” the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Statute is referred to, the reference is to that provision as amended by any law for the time being in force;

“year” calendar year.

2. In these Articles, save where the context requires otherwise:

(a) words importing the singular number shall include the plural number and vice versa;

(b) words importing the masculine gender only shall include the feminine gender;

(c) words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d) “may” shall be construed as permissive and “shall” shall be construed as imperative;

(e) a reference to a dollar or dollars (or $) is a reference to dollars of the United States of America;

(f) references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g) any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h) Section 8 and 19(3) of the Electronic Transactions Act (As Revised) shall not apply;

(i) “written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an electronic record and any requirements as to delivery under the Articles include delivery in the form of an electronic record;

(j) any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act (As Revised);

(k) the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(l) the term “holder” in relation to a share means a person whose name is entered in the Register of Members as the holder of such share.

3. Subject to the last two preceding Articles, any words defined in the Statute shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4. The business of the Company may be commenced as soon after incorporation as the Directors see fit, notwithstanding that only part of the shares may have been allotted or issued.

5. The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

6. The authorised share capital of the Company at the date of adoption of these Articles is US$943,750 divided into 62,500,000 Ordinary Shares of a nominal or par value of US$0.015 each and 5,000,000 Preference Shares of a nominal or par value of US$0.00125 each, with power for the Company insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Statute and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare, every issue of shares whether declared to be preferred or otherwise shall be subject to the powers hereinbefore contained.

ISSUE OF SHARES

7. Subject to the provisions, if any, in the Articles, the Memorandum of Association and applicable law, including the Statute, the Directors may, in their absolute discretion and without approval of the holders of Ordinary Shares, cause the Company to issue such amounts of Ordinary Shares and/or Preference Shares or similar securities in one or more series, to establish from time to time the number of shares to be included in such series, to grant rights over existing shares as they deem necessary and appropriate and to determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form. The authority of the Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and the distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(c) whether that series shall have voting rights, in addition to the voting rights provided by law and, if so, the terms of such voting rights;

(d) whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Directors shall determine;

(e) whether or not the shares of that series shall be issued as redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates; and

(f) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the rights of priority, if any, of payment of shares of that series relative to other series of shares.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

8. The Company shall maintain a Register of its Members. Every person whose name is entered as a Member in the Register of Members and whose shares are to be held in certificated form shall, upon request and without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the register. Absent instructions to the contrary from the Company, such member’s shares will be held in uncertificated, book entry form.

9. Every share certificate of the Company shall bear any legends required under applicable laws, including the Securities Act.

10. Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

11. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

12. In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

13.       (a) Subject to these Articles and the rules or regulations of the Designated Stock Exchange or any relevant securities laws (including, but not limited to U.S. securities law provisions related to insider trading), any Member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or it nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.

(b) The instrument of transfer shall be executed by or on behalf of the transferor. Without prejudice to the last preceding Article, the Board may also resolve, either generally or in any particular case, upon request by the transferor or transferee to accept mechanically executed transfers. The transferor shall be deemed to remain the holder of the share until the name of the transferee in entered into the Register in respect thereof.

(c)     (i) If a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and rules of the Designated Stock Exchange (including, but not limited to U.S. securities law provisions related to insider trading) and these Articles, Directors shall promptly register such transfer.

(ii) The Board in so far as permitted by any applicable law and rules of the Designated Stock Exchange may, in its absolute discretion, at any time and from time to time transfer any share upon the Register to any branch register or any share on any branch register to the Register or any other branch register. In the event of any such transfer, the shareholder requesting such transfer shall bear the cost of effecting such transfer unless the Board otherwise determines.

(iii) Unless the Board otherwise agrees (which agreement may be on such terms and subject to such conditions as the Board in its absolute discretion may from time to time determine, and which agreement the Board shall, without giving any reason therefore, be entitled in its absolute discretion to give or withhold), no shares upon the Register shall be transferred to any branch register nor shall shares on any branch register be transferred to the Register or any other branch register and all transfers and other documents of title shall be lodged for registration, and registered, in the case of any shares on a branch register, at the relevant Registration Office, and, in the case of any shares on the Register, at the Office or such other place at which the Register is kept in accordance with the Statute.

(d) Without limiting the generality of the last preceding Article, the Board may decline to recognise any instrument of transfer unless:

(i) a fee of such maximum sum as the Board may from time to time require is paid to the Company in respect thereof;

(ii) the instrument of transfer is in respect of only one class of share;

(iii) the instrument of transfer is lodged at the Office or such other place as the Register is kept in accordance with the Statute accompanied by the relevant share certificate(s) or such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do); and

(iv) the instrument of transfer is duly and properly signed.

(e) If the Board refuses to register a transfer of any share, it shall, within two months after the date on which the transfer was lodged with the Company, send to each of the transferor and the transferee notice of the refusal.

14. The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty (30) days in any year.

REDEMPTION AND PURCHASE OF OWN SHARES

15. Subject to the provisions, if any, in the Articles, the Memorandum of Association, applicable law, including the Statute, and the rules of the Designated Stock Exchange, the Company may:

(a) issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine;

(b) purchase its own shares (including any redeemable shares) provided that the manner of purchase is in accordance with the following provisions (this authorization is in accordance with sections 37(2) and 37(3)(d) of the Statute or any modification or re-enactment thereof for the time being in force):

(i) the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase: (1) the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share, and (2) at such time, at not less than the Market Price, and on such other terms as determined and agreed by the Board in its discretion; provided, however, that (x) such repurchase transaction shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and (y) that the Company shall be able to pay its debts as they fall due in the ordinary course of business and be solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made; provided, further, that, in the case of a purchase of shares intended to comply with Rule 10b-18 promulgated under the Exchange Act, the purchase price shall equal the prevailing market price at the time of such purchase as determined by independent bids or transaction prices, rather than the Market Price;

(ii) the Company is authorised to purchase any share not listed on a Designated Stock Exchange in accordance with the following manner of purchase: (1) the Company shall serve a repurchase notice in a form approved by the Board on the Member from whom the shares are to be repurchased at least two (2) days prior to the date specified in the notice as being the repurchase date, (2) the price for the shares being repurchased shall be such price agreed between the Board and the applicable Member, (3) the date of repurchase shall be the date specified in the repurchase notice, (4) the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Member in their sole discretion, and (5) the Company shall be able to pay its debts as they fall due in the ordinary course of business and be solvent immediately before and after the date on which the payment in respect of the repurchase transaction is proposed to be made;

(iii) pursuant to Article 49(a); and

(c) make a payment in respect of the redemption or purchase of its own shares otherwise than out of profits or the proceeds of a fresh issue of shares.

16. Any share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

17. The redemption or purchase of any share shall not be deemed to give rise to the redemption or purchase of any other share.

18. The Directors may when making payments in respect of redemption or purchase of shares, if authorised by the terms of issue of the shares being redeemed or purchased or with the agreement of the holder of such shares, make such payment in any form of consideration permitted by the Statute.

VARIATION OF RIGHTS ATTACHING TO SHARES

19. Except as otherwise provided in these Articles, if at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of at least a majority of the issued shares of that class, or with the sanction of a resolution passed by the holders of at least a majority of the shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of the class. Each holder of shares of the class being affected shall be entitled to one vote for every such share held by such holder.

20. The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be at least one person holding or representing by proxy at least a majority of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll.

21. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith.

COMMISSION ON SALE OF SHARES

22. The Company may in so far as the Statute from time to time permits pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

23. No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

REGISTRATION OF EMPOWERING INSTRUMENTS

24. The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, or other instrument.

TRANSMISSION OF SHARES

25. If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his shares. The estate of a deceased Member is not thereby released from any liability in respect of any share, for which he was a joint or sole holder.

26. Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such share or to have some person nominated by him registered as the holder of such share. If he elects to have another person registered as the holder of such share he shall sign an instrument of transfer of that share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

27. A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same dividends, other distributions and other advantages to which he would be entitled if he were the holder of such share. However, he shall not, before becoming a Member in respect of a share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety (90) calendar days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all dividends, other distributions, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

LIEN

28. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share. The Company shall also have a first and paramount lien on every share (not being a fully paid share) registered in the name of a Member (whether or not jointly with other Members) for all amounts of money presently payable by such Member or his estate to the Company whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person other than such Member, and whether the period for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his or her estate and any other person, whether a Member or not. The Company’s lien on a share shall extend to all dividends or other moneys payable thereon or in respect thereof. The Board may at any time, generally or in any particular case, waive any lien that has arisen or declare any share exempt in whole or in part, from the provisions of this Article.

29. Subject to these Articles, the Company may sell in such manner as the Board determines any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, or the liability or engagement in respect of which such lien exists is liable to be presently fulfilled or discharged nor until the expiration of fourteen (14) clear days after a notice in writing, stating and demanding payment of the sum presently payable, or specifying the liability or engagement and demanding fulfillment or discharge thereof and giving notice of the intention to sell in default, has been served on the registered holder for the time being of the share or the person entitled thereto by reason of his or her death or bankruptcy.

30. The net proceeds of the sale shall be received by the Company and applied in or towards payment or discharge of the debt or liability in respect of which the lien exists, so far as the same is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale) be paid to the person entitled to the share at the time of the sale. To give effect to any such sale the Board may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares so transferred and he or she shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale.

CALLS ON SHARES

31. Subject to these Articles and to the terms of allotment, the Board may from time to time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium), and each Member shall (subject to being given at least fourteen (14) clear days’ notice specifying the time and place of payment) pay to the Company as required by such notice the amount called on his shares. A call may be extended, postponed or revoked in whole or in part as the Board determines but no Member shall be entitled to any such extension, postponement or revocation except as a matter of grace and favour.

32. A call shall be deemed to have been made at the time when the resolution of the Board authorizing the call was passed and may be made payable either in one lump sum or by installments.

33. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made. The joint holders of a share shall be jointly and severally liable to pay all calls and installments due in respect thereof or other moneys due in respect thereof.

34. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the amount unpaid from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding twenty percent (20%) per annum) as the Board may determine, but the Board may in its absolute discretion waive payment of such interest wholly or in part.

35. No Member shall be entitled to receive any dividend or to be present and vote (save as proxy for another Member) at any general meeting either personally or by proxy, or be reckoned in a quorum, or exercise any other privilege as a Member until all calls or installments due by him to the Company, whether alone or jointly with any other person, together with interest and expenses (if any) shall have been paid.

36. On the trial or hearing of any action or other proceedings for the recovery of any money due for any call, it shall be sufficient to prove that the name of the Member sued is entered in the Register of Members as the holder, or one of the holders, of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the Member sued, in pursuance of these Articles; and it shall not be necessary to prove the appointment of the Directors who made such call, nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt.

37. Any amount payable in respect of a share upon allotment or at any fixed date, whether in respect of nominal value or premium or as an installment of a call, shall be deemed to be a call duly made and payable on the date fixed for payment and if it is not paid the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call duly made and notified.

38. On the issue of shares the Board may differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

39. The Board may, if it thinks fit, receive from any Member willing to advance the same, and either in money or money’s worth, all or any part of the moneys uncalled and unpaid or installments payable upon any shares held by him and upon all or any of the moneys so advanced (until the same would, but for such advance, become presently payable) pay interest at such rate (if any) as the Board may decide. The Board may at any time repay the amount so advanced upon giving to such Member not less than one (1) month’s notice of its intention in that behalf, unless before the expiration of such notice the amount so advanced shall have been called up on the shares in respect of which it was advanced. Such payment in advance shall not entitle the holder of such share or shares to participate in respect thereof in a dividend subsequently declared.

FORFEITURE OF SHARES

40.       (a) If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen (14) clear days’ notice:

(i) requiring payment of the amount unpaid together with any interest which may have accrued and which may still accrue up to the date of actual payment; and

(ii) stating that if the notice is not complied with the shares on which the call was made will be liable to be forfeited.

(b) If the requirements of any such notice are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest due in respect thereof has been made, be forfeited by a resolution of the Board to that effect, and such forfeiture shall include all dividends declared in respect of the forfeited share but not actually paid before the forfeiture.

41. When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any omission or neglect to give such notice.

42. The Board may accept the surrender of any share liable to be forfeited hereunder and, in such case, references in these Articles to forfeiture will include surrender.

43.       (a) Any share so forfeited shall be deemed the property of the Company and may be sold, re-allotted or otherwise disposed of to such person, upon such terms and in such manner as the Board determines, and at any time before a sale, re-allotment or disposition the forfeiture may be annulled by the Board on such terms as the Board determines.

(b) A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares but nevertheless shall remain liable to pay the Company all moneys which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with (if the Directors shall in their discretion so require) interest thereon from the date of forfeiture until payment at such rate (not exceeding twenty percent (20%) per annum) as the Board determines. The Board may enforce payment thereof if it thinks fit, and without any deduction or allowance for the value of the forfeited shares, at the date of forfeiture, but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. For the purposes of this Article any sum which, by the terms of issue of a share, is payable thereon at a fixed time which is subsequent to the date of forfeiture, whether on account of the nominal value of the share or by way of premium, shall notwithstanding that time has not yet arrived be deemed to be payable at the date of forfeiture, and the same shall become due and payable immediately upon the forfeiture, but interest thereon shall only be payable in respect of any period between the said fixed time and the date of actual payment.

44. A declaration by a Director or the Secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share, and such declaration shall (subject to the execution of an instrument of transfer by the Company if necessary) constitute a good title to the share, and the person to whom the share is disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any), nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture, sale or disposal of the share. When any share shall have been forfeited, notice of the declaration shall be given to the Member in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture, with the date thereof, shall forthwith be made in the register, but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice or make any such entry.

45. Notwithstanding any such forfeiture as aforesaid the Board may at any time, before any shares so forfeited shall have been sold, re-allotted or otherwise disposed of, permit the shares forfeited to be bought back upon the terms of payment of all calls and interest due upon and expenses incurred in respect of the share, and upon such further terms (if any) as it thinks fit.

46. The forfeiture of a share shall not prejudice the right of the Company to any call already made or installment payable thereon.

47. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

ALTERATION OF CAPITAL

48. Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

49. Subject to these Articles, the Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares, provided that any fractions of a share that result from such a consolidation or division of its share capital shall be automatically repurchased by the Company (i) at the Market Price on the date of such consolidation or division, in the case of any shares listed on a Designated Stock Exchange and (ii) at a price to be agreed between the Company and the applicable Member in the case of any shares not listed on a Designated Stock Exchange;

(b) sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c) divide shares into multiple classes; or

(d) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

50. Subject to these Articles, the Company may by Special Resolution:

(a) change its name;

(b) alter or add to these Articles;

(c) alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; or

(d) reduce its share capital and any capital redemption reserve in any manner authorised by law.

51. All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

52. For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case sixty (60) calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least ten (10) calendar days (but not more than sixty (60) calendar days) immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members, which such date shall not precede the date upon which the resolution fixing the record date is adopted by the Directors. The Directors shall prepare, or cause to be prepared, at least ten (10) days before every general meeting, a complete list of the Members entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each Member and the number of shares registered in the name of each Member. Such list shall be open to the examination of any Member, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Member who is present.

53. In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date of such determination.

54. If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the record date for such determination of Members shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

55. All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

56. The Company shall, if required by the Statute, in each year hold a general meeting as its annual general meeting at such time and place as may be determined by the Directors.

57. Extraordinary general meetings may be called by the Board, the Chairperson of the Board, the President or by one or more members holding shares in the aggregate entitled to cast not less than fifty percent (50%) of the votes at that meeting. If an extraordinary general meeting is called by the Board, the President or the Chairperson of the Board, such extraordinary general meetings shall be held at such time and place as may be determined by the Directors.

58. If an extraordinary general meeting is called by any person or persons other than the Board, the President or the Chairperson of the Board, then the request shall be in writing, specifying the time of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairperson of the Board, the President, any Vice President or the Secretary of the Company.

59. In the absence of a designation of the location of a general meeting by the person or persons calling such meeting, such meeting shall be held at the principal executive office of the Company.

60. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

NOTICE OF GENERAL MEETINGS

61. At least ten (10) calendar days’ notice (but not more than sixty (60) calendar days’ notice) shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting, the matters that are intended to be presented, and, in the case of annual general meetings, the name of any nominee who the Directors intend to present for election, and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than a majority in par value of the shares giving that right.

62. The notice convening an annual general meeting shall specify the meeting as such, and the notice convening a meeting to pass a Special Resolution shall specify the intention to propose the resolution as a Special Resolution. Notice of every general meeting shall be given to all Members other than such as, under the provisions hereof or the terms of issue of the shares they hold, are not entitled to receive such notice from the Company.

63. Written notice of any general meeting shall be given either personally or by first-class mail or by telegraphic or other written communication. Notices not personally delivered shall be sent charges prepaid and shall be addressed to the Member at the address of that Member appearing on the books of the Company or given by the Member to the Company for the purpose of notice. Notice shall be deemed to have been given at the time when delivered personally or deposited in the mail or sent by telegram or other means of written communication. An affidavit of the mailing or other means of giving any notice of any general meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Company giving the notice, shall be prima facie evidence of the giving of such notice.

64. In cases where instruments of proxy are sent out with notices, the accidental omission to send such instrument of proxy to, or the non-receipt of any such instrument of proxy by, any person entitled to receive notice shall not invalidate any resolution passed or any proceeding at any such meeting.

65. No business may be transacted at any general meeting, other than business that is either (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorised committee thereof), (B) otherwise properly brought before an annual general meeting by or at the direction of the Board (or any duly authorised committee thereof) or (C) otherwise properly brought before an annual general meeting by any Member of the Company who (1) is a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (2) complies with the notice procedures set forth in this Article.

(a) In addition to any other applicable requirements, for business to be brought properly before an annual general meeting by a Member, such Member must have given timely notice thereof in proper written form to the Secretary of the Company.

(b) If an extraordinary general meeting is called by any person or persons other than the Board, the President or the Chairperson of the Board, the officer receiving the request for such meeting shall cause notice to be promptly given to the Members entitled to vote, in accordance with the provisions of Sections 61and 65 hereof, that a meeting will be held at the time requested by the person or persons calling the meeting, so long as that time is not less than thirty-five (35) nor more than sixty (60) days after the receipt of the request. If the notice is not given within twenty (20) days after receipt of the request, then the person or persons requesting the meeting may give the notice. Nothing contained in this paragraph shall be construed as limiting, fixing or affecting the time when a meeting of the Members called by action of the Board may be held.

(c) All notices of meetings of the Members shall be sent or otherwise given in accordance with Section 65 hereof not less than ten (10) nor more than sixty (60) days before the date of the meeting. The notice shall specify the place, date and hour of the meeting and (i) in the case of an extraordinary general meeting, the purpose or purposes for which the meeting is called (no business other than that specified in the notice may be transacted) or (ii) in the case of the annual general meeting, those matters which the Board, at the time of giving the notice, intends to present for action by the members (but any proper matter may be presented at the meeting for such action). The notice of any meeting at which Directors are to be elected shall include the name of any nominee or nominees who, at the time of the notice, the Board intends to present for election.

(d) For matters other than for the nomination for election of a Director to be made by a Member of the Company, to be timely, such Member’s notice shall be delivered to the Secretary at the principal executive offices of the Company at least forty-five (45) prior to the date on which the Company first mailed proxy materials for the prior year’s annual general meeting; provided, however, that if the Company’s annual general meeting occurs on a date more than thirty (30) days earlier or later than the Company’s prior year’s annual general meeting, then the Board shall determine a date a reasonable period prior to the Company’s annual general meeting by which date the Members notice must be delivered and publicize such date in a filing pursuant to the Exchange Act, or via press release. Such publication shall occur at least ten (10) days prior to the date set by the Board.

(e) To be in proper written form, a Member’s notice to the Secretary must set forth as to such matter such Member proposes to bring before the annual general meeting (1) a brief description of the business desired to be brought before the annual general meeting and the reasons for conducting such business at the annual general meeting, (2) the name and address, as they appear on the Company’s books, of the Member proposing such business and any Member Associated Person (as defined below), (3) the class or series and number of shares of the Company that are held of record or are beneficially owned by such Member or any Member Associated Person and any derivative positions held or beneficially held by the Member or any Member Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such Member or any Member Associated Person with respect to any securities of the Company, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such Member or any Member Associated Person with respect to any securities of the corporation, (5) any material interest of the Member or a Member Associated Person in such business, and (6) a statement whether either such Member or any Member Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the Company’s voting shares required under applicable law and the rules of the Designated Stock Exchange to carry the proposal. For purposes of this Article 65(e), a “Member Associated Person” of any Member shall mean (i) any person controlling, directly or indirectly, or acting in concert with, such Member, (ii) any beneficial owner of shares of the Company owned of record or beneficially by such Member and on whose behalf the proposal or nomination, as the case may be, is being made, or (iii) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (i) and (ii).

(f) No business shall be conducted at the annual general meeting except business brought before the annual general meeting in accordance with the procedures set forth in this Article, provided, however, that once business has been properly brought before the annual general meeting in accordance with such procedures, nothing in this Article shall be deemed to preclude discussion by any Member of any such business. If the Chairperson of an annual general meeting determines that business was not properly brought before the annual general meeting in accordance with the foregoing procedures, the Chairperson shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

(g) In addition to any other applicable requirements, for a nomination for election of a Director to be made by a Member of the Company, such Member must (A) be a Member of record on both (x) the date of the giving of the notice by such Member provided for in this Article and (y) the record date for the determination of Members entitled to vote at such annual general meeting and (B) have given timely notice thereof in proper written form to the Secretary of the Company. If a Member is entitled to vote only for a specific class or category of directors at a meeting of the Members, such Member’s right to nominate one or more persons for election as a director at the meeting shall be limited to such class or category of directors.

(h) To be timely for purposes of Article 65(g), a Member’s notice shall be delivered to or mailed and received at the principal executive offices of the Company not less than one hundred twenty (120) days prior to the meeting; provided, however, that in the event less than one hundred thirty (130) days notice or prior public disclosure of the date of the meeting is given or made to Members, notice by the Member to be timely must be so received not later than the close of business on the tenth (10th) day following the earlier of the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

(i) To be in proper written form for purposes of Article 63(g), a Member’s notice to the Secretary must be set forth (A) as to each person whom the Member proposes to nominate for election as a director (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of the Company, if any, which are owned beneficially or of record by the person and (4) any other information relating to the person that would be required to be disclosed pursuant to any applicable law and rules of the Designated Stock Exchange; and (B) as to the Member giving notice (1) the name and record address of such Member, (2) the class or series and number of shares of the Company which are owned beneficially or of record by such Member, (3) a description of all arrangements or understandings between such Member and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such Member, (4) a representation that such Member intends to appear in person or by proxy at the annual meeting to nominate the person(s) named in its notice and (5) any other information relating to such Member that would be required to be disclosed pursuant to any applicable law and rules of the Designated Stock Exchange. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

(j) No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in the Articles under this heading of “NOTICE OF GENERAL MEETINGS”. If the Chairperson of an annual general meeting determines that a nomination was not made in accordance with the foregoing procedures, the Chairperson shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. This Article shall not apply to any nomination of a director in an election in which only the holders of one or more series of Preference Shares of the Company are entitled to vote (unless otherwise provided in the terms of such series of Preference Shares).

66. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

67. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding in aggregate not less than a majority of all voting share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes. A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting. If, however, such quorum is not present or represented at any general meeting, then either (i) the Chairperson of the meeting or (ii) the Members entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting.

68. When a meeting is adjourned to another time and place, unless these Articles of Association otherwise require, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting.

69. A determination of the Members of record entitled to notice of or to vote at a general meeting shall apply to any adjournment of such meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board shall fix a new record date if the meeting is adjourned for more than thirty (30) days from the date set for the original meeting.

70. The Chairperson of the Board of Directors shall preside as Chairperson at every general meeting of the Company. If at any meeting the Chairperson of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as Chairperson, the Directors present shall elect one of their number to Chairperson of the meeting or if all the Directors present decline to take the chair, the Members present shall choose one of their own number to be the Chairperson of the meeting.

71. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

72. A poll shall be taken in such manner as the Chairperson directs, and the result of the poll shall be deemed to be the resolution of the meeting.

73. In the case of an equality of votes, the Chairperson of the meeting shall not be entitled to a second or casting vote.

VOTES OF MEMBERS

74. Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in such Member’s name in the Register of Members. No cumulative voting shall be allowed.

75. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

76. A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote on a poll by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

77. No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

78. On a poll, votes may be given either personally or by proxy.

79. The instrument appointing a proxy shall be in writing (whether by manual signature, typewriting, telegraphic transmission, telefacsimile or otherwise) under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised in that behalf provided however, that a Member may also authorise the casting of a vote by proxy pursuant to telephonic or electronically transmitted instructions (including, without limitation, instructions transmitted over the internet) obtained pursuant to procedures approved by the Board which are reasonably designed to verify that such instructions have been authorised by such Member. A proxy need not be a Member of the Company. Notwithstanding the foregoing, no proxy shall be voted or acted upon after three (3) years from its date unless the proxy provides for a longer period.

80. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

81. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

82. Other than a Special Resolution effected by a unanimous written resolution, written resolutions of the Members shall not be permitted.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

83. Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

84. If a clearing house (or its nominee) is a member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorised, the authorization shall specify the number and class of shares in respect of which each such person is so authorised. A person so authorised pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorization.

DIRECTORS

85.       (a) There shall be a Board of Directors consisting of up to eight (8) Directors, as shall be fixed from time to time by the Directors. The Directors shall be elected or appointed in the first place by the subscribers to the Memorandum of Association or by a majority of them and thereafter by the Members at general meeting.

(b) The Directors shall be divided into three (3) classes designated as Class I, Class II and Class III, respectively, which classes may include Directors appointed by the holders of any series of Preference Shares, if any. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. At the 2011 annual general meeting of Members, the term of office of the Class II Directors shall expire and Class II Directors shall be elected for a full term of three (3) years. At the 2012 annual general meeting of Members, the term of office of the Class III Directors shall expire and Class III Directors shall be elected for a full term of three (3) years. At the 2013 annual general meeting of Members, the term of office of the Class I Directors shall expire and Class I Directors shall be elected for a full term of three (3) years. At each succeeding annual general meeting of Members, Directors shall be elected for a full term of three (3) years to succeed the Directors of the class whose terms expire at such annual general meeting. Notwithstanding the foregoing provisions of this Article, each Director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal. No decrease in the number of Directors constituting the Board shall shorten the term of any incumbent Director.

(c) The Board of Directors shall have a Chairperson of the Board of Directors (the “Chairperson”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Vice-Chairperson of the Board of Directors (the “Vice-Chairperson”). The Chairperson shall preside as Chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors, the Vice-Chairperson, or in his absence, the attending Directors, may choose one Director to be the Chairperson of the meeting. The Chairperson’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors. In the case of an equality of votes, the Chairperson shall not have an additional tie-breaking vote.

(d) Subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange, the Members may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board (other than a vacancy caused by the death, resignation or removal of a Director appointed by the holders of any series of Preference Shares, if any) or as an addition to the existing Board. Each Director to be elected by the Members shall be elected by the affirmative vote of a majority of the votes cast with respect to such Director by the shares represented and entitled to vote therefor at a meeting of the Members for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board of Directors determines that the number of nominees exceeds the number of Directors to be elected at such meeting (a “Contested Election”), whether or not the election becomes an uncontested election after such determination, each of the Directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such Director. For purposes of this Article 85(d), a “majority of the votes cast” means that the number of votes cast “for” a candidate for Director exceeds the number of votes cast “against” that Director (with “abstentions” and “broker non-votes” not counted as votes cast as either “for” or “against” such Director’s election). In an election other than a Contested Election, Members will be given the choice to cast votes “for” or “against” the election of Directors or to “abstain” from such vote and shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, Members will be given the choice to cast “for” or “withhold” votes for the election of Directors and shall not have the ability to cast any other vote with respect to such election of Directors. In the event an Election Meeting involves the election of Directors by separate votes by class or classes or series, the determination as to whether an election constitutes a Contested Election shall be made on a class by class or series by series basis, as applicable. The Board of Directors has established procedures under which any Director who is not elected shall offer to tender his or her resignation to the Board of Directors. Any Director so appointed shall hold office until the next succeeding annual general meeting of Members or until his earlier death, resignation or removal.

(e) The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, even if less than a quorum, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange; provided, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of these Articles of Association, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected. Any Director so appointed shall hold office until the next succeeding annual general meeting of Members or until his earlier death, resignation or removal.

86. Subject to Article 85, a Director may be removed from office by Special Resolution for negligence or other reasonable cause at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

87. A vacancy on the Board created by the removal of a Director under the provisions of Article 85 above (other than a vacancy caused by the removal of a Director appointed by the holders of any series of Preference Shares, if any) may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, subject to these Articles, applicable law and the listing rules of the Designated Stock Exchange. Any Director so appointed shall hold office until the next succeeding annual general meeting of Members or until his earlier death, resignation or removal.

88. The Board may, from time to time, and except as required by applicable law or the listing rules of the Designated Stock Exchange, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters, as the Board shall determine by resolution from time to time.

89. A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

90. The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

91. Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

POWERS AND DUTIES OF DIRECTORS

92. Subject to the provisions of the Statute, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

93. Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company, to hold the office of the Chief Executive Officer as the Directors may think necessary for the administration of the Company, for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Chief Executive Officer may from time to time appoint any person to hold such office in the Company as he or she may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Chief Executive Officer may think fit.

94. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; provided that any committee so formed shall include amongst its members at least two Directors unless otherwise required by applicable law, rules and regulations and the rules of the Designated Stock Exchange; provided further that no committee shall have the power of authority to (a) recommend to the Members an amendment of these Articles of Association (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors as provided under the laws of the Cayman Islands, fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Company or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Company); (b) adopt an agreement of merger or consolidation; (c) recommend to the Members the sale, lease or exchange of all or substantially all of the Company’s property and assets; (d) recommend to the Members a dissolution of the Company or a revocation of a dissolution; (e) recommend to the Members an amendment of the Memorandum of Association of the Company; or (f) declare a dividend or authorize the issuance of Shares unless the resolution establishing such committee or the Memorandum or Articles of Association of the Company so provide. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors. The Directors may also delegate to any Director holding any executive office such of their powers as they consider desirable to be exercised by him or her. Any such delegation may be made subject to any conditions the Board may impose, and either collaterally with or to the exclusion of their own powers, and may be revoked or altered.

95. The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

96. The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

97. The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

98. The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99. Any such delegates as aforesaid may be authorised by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested to them.

100. The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

101. Subject to Article 85, the office of Director shall be vacated, if the Director:

(a) becomes bankrupt or makes any arrangement or composition with his creditors;

(b) is found to be or becomes of unsound mind;

(c) resigns his office by notice in writing to the Company;

(d) is prohibited by applicable law or the Designated Stock Exchange from being a director;

(e) without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(f) if he or she shall be removed from office pursuant to these Articles or the Statute.

PROCEEDINGS OF DIRECTORS

102. Subject to Article 85, the Directors may meet together for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Such meetings may be held at any place within or outside the Cayman Islands that has been designated by the Board of Directors. In the absence of such a designation, meetings of the Board of Directors shall be held at the principal executive office of the Company. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In the case of an equality of votes, the Chairperson of the Board shall not have an additional tie-breaking vote.

103. The Chairperson of the Board, the chief executive officer, the president, any vice president, the Secretary or any two Directors may, at any time summon a meeting of the Board by notice to each Director by telephone, facsimile, electronic email, telegraph or telex, during normal business hours, or by sending notice in writing to each Director by first class mail, charges prepaid, at least four (4) days before the date of the meeting, which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held and provided further, if notice is given in person, by telephone, facsimile, electronic email, telegraph or telex, the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organization as the case may be. The accidental omission to give notice of a meeting of the Board to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting. Notice of a meeting need not be given to any Director (i) who signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or (ii) who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such Directors. All such waivers, consents, and approvals shall be filed with the corporate records or made part of the minutes of the meeting. A waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

104. A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

105. The quorum necessary for the transaction of the business of the Directors shall be a majority of the authorized number of Directors. If at any time there is only a sole Director, the quorum shall be one (1) Director. Every act or decision done or made by a majority of the Directors present at a duly held meeting at which a quorum is present shall be regarded as the act of the Board of Directors, subject to the provisions of these Articles of Association and other applicable law.

106. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

107. Subject to Article 85, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

108. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement. Any Director who enters into a contract or arrangement or has a relationship that is reasonably likely to be implicated under this Article 108 or that would reasonably be likely to affect a Director’s status as an “Independent Director” under applicable law or the rules of the Designated Stock Exchange shall disclose the nature of his or her interest in any such contract or arrangement in which he is interested or any such relationship.

109. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to reasonable expense reimbursement consistent with the Company’s policies in connection with such Directors service in his or her official capacity; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

110. The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a) all appointments of officers made by the Directors;

(b) the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c) all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

111. When the Chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

112. A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

113. The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

114. A committee appointed by the Directors may elect a Chairperson of its meetings. If no such Chairperson is elected, or if at any meeting the Chairperson is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be Chairperson of the meeting.

115. A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the Chairperson shall not have a second or casting vote.

116. Meetings and actions of committees of the Board of Directors shall be governed by, and held and taken in accordance with, the provisions of Article 102 (place of meetings), Article 103 (notice), Article 104 (telephonic meetings), and Article 105 (quorum), with such changes in the context of these Articles of Association as are necessary to substitute the committee and its members for the Board of Directors and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board of Directors, and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board of Directors may adopt rules for the government of any committee not inconsistent with the provisions of these Articles of Association.

117. All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

118. A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent or abstention shall be entered in the Minutes of the meeting or unless he shall file his written dissent or abstention from such action with the person acting as the Chairperson or Secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered post to such person immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

119. Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor. All dividends unclaimed for one (1) year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend unclaimed after a period of six (6) years from the date of declaration shall be forfeited and shall revert to the Company. The payment by the Board of any unclaimed dividend or other sums payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof.

120. The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalizing dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit. The Board shall establish an account to be called the “Share Premium Account” and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any share in the Company. Unless otherwise provided by the provisions of these Articles, the Board may apply the share premium account in any manner permitted by the Statute and the rules of the Designated Stock Exchange. The Company shall at all times comply with the provisions of these Articles, the Statute and the rules of the Designated Stock Exchange in relation to the share premium account.

121. Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

122. The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

123. No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Statute, the share premium account.

124. Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

125. If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

126. No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

127. The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

128. The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

129. Except as provided in Article 52, the Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company by Ordinary Resolution.

130. The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

131. The Board shall make the requisite annual returns and any other requisite filings in accordance with the Statute.

AUDIT

132. The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

133. Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

134. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

THE SEAL

135. The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors, provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

136. The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

137. Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

138. The Company shall have a President, Secretary, and Chief Financial Officer, and may have one or more Vice Presidents, a Manager or a Controller, appointed by the Directors; provided, however, that there may exist a vacancy in any such office from time to time because of death, resignation, removal, disqualification or any other cause which shall be filled by the Board of Directors as soon as reasonably practicable. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

REGISTER OF DIRECTORS AND OFFICERS

139. The Company shall cause to be kept in one or more books at its office a Register of Directors and Officers in which there shall be entered the full names and addresses of the Directors and Officers and such other particulars as required by the Statute. The Company shall send to the Registrar of Companies in the Cayman Islands a copy of such register, and shall from time to time notify the said Registrar of any change that takes place in relation to such Directors and Officers as required by the Statute.

CAPITALISATION OF PROFITS

140. Subject to the Statute and these Articles, the Board may capitalize any sum standing to the credit of any of the Company’s reserve accounts (including a share premium account or a capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalization, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

NOTICES

141. Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the member to the Company or by placing it on the Company’s Website provided that, with respect to notification via electronic means or posting to Company’s Website, the Company has obtained the Member’s prior express positive confirmation in writing to receive or otherwise have made available to him notices in such fashion. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

142. Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

143. Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

144. Any notice or other document, if served by (a) post, shall be deemed to have been served when the letter containing the same is posted and if served by courier, shall be deemed to have been served when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier), or (b) facsimile, shall be deemed to have been served upon confirmation of successful transmission, or (c) recognised delivery service, shall be deemed to have been served when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

145. Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

146. Notice of every general meeting shall be given to:

(a) all Members who have supplied to the Company an address for the giving of notices to them, except that in case of joint holders, the notice shall be sufficient if given to the joint holder first named in the Register of Members;

(b) every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c) the Auditors; and

(d) each Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

147. No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the members of the Company to communicate to the public.

148. The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

149. The Company shall indemnify every Director and officer of the Company or any predecessor to the Company (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former officer of the Company or any predecessor to the Company, and may indemnify any person (other than current and former Directors and officers) (any such Director, officer or other person, an “Indemnified Person”), out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect. Each Member agrees to waive any claim or right of action he or she might have, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his or her duties with or for the Company; provided that such waiver shall not extend to any matter in respect of any fraud or wilful default which may attach to such Director.

150. The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defense of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

151. The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

152. Neither any amendment nor repeal of the Articles set forth under this heading of “INDEMNITY” (the “Indemnification Articles”), nor the adoption of any provision of the Company’s Articles or Memorandum of Association inconsistent with the Indemnification Articles, shall eliminate or reduce the effect of the Indemnification Articles, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for these Indemnification Articles, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

FINANCIAL YEAR

153. Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

154. If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(i) if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the shares held by them; or

(ii) if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

155. If the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY

156. Subject to the Statute and these Articles, the Company may at any time and from time to time by Special Resolution alter, amend, change or repeal these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

157. Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.